Exhibit 99.28

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Equinox Gold Corp. (“Equinox Gold” or the “Company”)
Suite 730 - 800 West Pender Street
Vancouver BC V6C 2V6
Canada

Item 2:	Date of Material Change

February 25, 2019

Item 3:	News Release

A news release announcing the material change was issued on February 25, 2019 through the facilities of West Corporation’s GlobeNewswire and a copy was subsequently filed on SEDAR.

Item 4:	Summary of Material Change

On February 25, 2019, the Company announced $130 million investment by Mubadala Investment Company.

Item 5.1:	Full Description of Material Change

All amounts are in United States dollars unless otherwise indicated.

On February 25, 2019, the Company announced it had entered into a definitive agreement with Mubadala Investment Company (“Mubadala”) whereby Mubadala has agreed to purchase $130 million in convertible notes (the “Notes”) from Equinox Gold (the “Investment”). Proceeds from the Investment will be used to refinance a portion of existing corporate and project debt, for general and working capital purposes and toward construction of Phase 1 at Castle Mountain.

The Notes will have a 5-year term and bear interest at 5% per year payable quarterly in arrears. The Notes will be convertible at the holder’s option into common shares of the Company (the “Shares”) at a conversion price of $1.05 (C$1.38), representing a 25% premium to the 10-day VWAP of the Shares on the TSX Venture Exchange. Assuming full conversion of the Notes, the holder would be entitled to receive approximately 123.8 million Shares of the Company, representing approximately 18% of Equinox Gold’s outstanding Shares on a partially diluted basis.

The Notes will be secured against all assets of the Company and subordinate to existing senior credit facilities. The Company and the holder of the Notes will have certain early redemption and other rights subject to the provisions of the Notes.

In connection with the Investment, Equinox Gold and Mubadala will enter into an investor rights agreement providing Mubadala, among certain other rights, the right to a nominee on the Company’s board of directors and standard anti-dilution rights.

Closing of the Investment is subject to receipt of all necessary regulatory and stock exchange approvals, as well as satisfaction of customary closing conditions, the consent of certain lenders to the Company, execution of intercreditor agreements and execution of definitive documentation.

Item 5.2:	Disclosure for Restructuring Transactions

Not applicable.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

No information was omitted.

Item 8:	Executive Officer

Susan Toews
General Counsel
Tel: (604) 558-0560

Item 9:	Date of Report

March 7, 2019.